Exhibit 99.5

BCM RESOURCES CORPORATION

     Financial Statements
Expressed in Canadian Dollars

November 30, 2008 and August 31, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financials statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

See notes to financial statements.	1

BCM RESOURCES CORP.
Balance Sheets
(Stated in Canadian dollars)

	November 30,	August 31,
	2008	2008
	(Unaudited)	(Audited)

Assets

Current
Cash	$27,482	$46,951
Term deposit	13,141	19,329
Amounts receivable	3,252	74,174
Tax credits receivable	389,591	389,591
Prepaid expenses	10,237	12,552

	443,703	542,597
Equipment (note 7)	17,187	18,231
Unproven mineral rights (note 4)	4,488,124	4,382,878

	$4,949,014	$4,943,706

Liabilities

Current
Accounts payable and accrued liabilities	$21,578	$18,366
Due to (from) related party (note 5)	2,909	3,080

	24,487	21,446

Shareholders’ Equity

Share capital (note 8)	5,224,186	5,174,186
Contributed surplus (note 8a)	672,304	672,304
Deficit	(971,963)	(924,230)

	4,924,527	4,922,260

	$4,949,014	$4,943,706

Approved by:

“Scott Steeds”	, Director	"Dale McClanaghan"	, Director

Scott Steeds		Dale McClanaghan

BCM RESOURCES CORP.
Statements of Operations and Deficit
For the three months ended November 30,
(Stated in Canadian dollars)
(Unaudited)

	2008	2007

Expenses
Amortization	$1,044	$2,578
Bank charges and interest	190	556
Consulting fees	15,000	21,650
Filing and transfer fees	3,097	(15,137)
Management fees	16,870	21,979
Office, rent and miscellaneous	7,574	11,169
Professional fees	1,500	11,420
Travel and promotions	2,505	12,734

Net loss before other items	47,780	66,949
Future income tax recovery	-	-
Interest income	(47)	(26,793)

Net (income) loss for year	47,733	40,156
Deficit, beginning of year	924,230	1,112,774

Deficit, end of year	$971,963	$1,152,930

Income (loss) per share, basic and fully diluted	$(0.004)	$0.00

Weighted Average Number of Common Shares Outstanding	12,089,758	10,227,541

BCM RESOURCES CORP.
Statements of Cash Flows
For the three months ended November 30,
(Stated in Canadian dollars)
(Unaudited)

	2008	2007

Cash provided by (used for):

Operating Activities

Net income (loss) for the year	$(47,733)	$(40,156)
Adjustments for items not involving cash:
Amortization	1,044	2,578
	(46,689)	(37,578)

Net changes in non-cash working capital:
Amounts receivable	70,922	(35,057)
Prepaid expenses	2,315	-
Accounts payable	3,041	102,168
	29,589	29,533

Investing Activities
Redemption (purchase) of term deposit	6,188	750,000
Purchase of equipment	-	(524)
Reclamation bonding	-	-
Unproven mineral rights	(55,246)	(655,508)
	(49,058)	93,968

Financing Activities
Cash received for shares issued	-	-
Cash received for shares to be issued	-	1,725
Related party advance (repaid)	-	(75)
	-	1,650

Net cash (used) provided during the period	(19,469)	125,151
Cash – beginning of period	46,951	206,379
Cash – end of period	$27,482	$331,530

Supplement cash flow information:
Shares issued for mineral property	$50,000

BCM RESOURCES CORP.
Notes to the Financial Statements
November 30, 2008 and August 31, 2008
(Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on February 15, 2005 under the Canada Business Corporations Act as 716576 B.C. Ltd. and changed its name to BC Moly Ltd. on June 15, 2005 and then to BCM Resources Corporation on February 16, 2006. The Company business activity is the exploration of mineral rights located in British Columbia, Canada. The Company has incurred losses since inception and at November 30, 2008 has an accumulated operating deficit of $971,963 (2008-$924,230). The Company does not generate cash flows from operations to fund its exploration activities and as a result has relied principally upon the issuance of equity securities for financing. The Company intends to continue relying upon the issuance of these securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. The Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and include the assets, liabilities and operations of the Company. These interim financial statements do not contain all the information required by general accepted accounting principles for annual financial statements and, therefore, should be read in conjunction with the annual financial statements of the Company for the year ended August 31, 2008. The accounting policies and methods of application used in the preparation of these interim unaudited financial statements are consistent with those used in the Company’s most recent audited financial statements except for the changes in accounting policies disclosed in note 3.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses incurred during the periods. Actual results could differ from those estimated.

Unproven mineral rights

The cost of unproven mineral rights and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

BCM RESOURCES CORP.
Notes to the Financial Statements
November 30, 2008 and August 31, 2008
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Unproven mineral rights (continued)

Cost includes any cash consideration and the fair market value of any shares issued on the acquisition of mineral right interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral rights on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

Fair value of financial instruments

The Company’s financial instruments consist of current assets and current liabilities the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share capital

Share capital issued for non-monetary consideration is recorded at their fair market value based on their trading price on the TSX Venture Exchange on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company.

Costs incurred to issue shares are deducted from share capital.

Basis of amortization

Equipment is recorded and amortized on a declining-balance basis at an annual rate of 45% for computer equipment, 100% for software and 20% for office furniture.

Flow-through shares

The Company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the expenditure of the proceeds. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), and share capital is reduced. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

BCM RESOURCES CORP.
Notes to the Financial Statements
November 30, 2008 and August 31, 2008
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

The Company records compensation expense for stock options granted at the time of their vesting using the fair value method which requires that all stock option-based awards made to consultants and employees be recognized in these financial statements.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Future income taxes

The Company accounts for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company

Environmental expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. The overall future impact of such regulations is neither determinable nor predicable at the present time. The Company’s policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs will be recognized when the ultimate liability is reasonably determinable, and will be charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company follows the treasury stock method in the calculation of diluted earnings per share for the current year. Under this method, the weighted average number of common shares included the potential net issuance of common share of “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive. The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported and, therefore basic and diluted loss per share is same for the previous years.

BCM RESOURCES CORP.
Notes to the Financial Statements
November 30, 2008 and August 31, 2008
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting policies not yet adopted

The following pronouncements recently issued by the CICA will likely impact the Company’s future accounting policies:

(i)	CICA Handbook Section 1535 – Capital Disclosures

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non- compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company expects that its disclosures will be expanded to incorporate the additional requirements.

(iii)	International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

BCM RESOURCES CORP.
|Notes to the Financial Statements
November 30, 2008 and August 31, 2008
(Unaudited)

3.	CHANGES IN ACCOUNTING POLICIES

Effective August 1, 2007, the Company prospectively adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Accordingly, prior periods have not been restated.

Financial Instruments – Recognition and Measurement, Section 3855 and Financial Instruments – Disclosure and Presentation, Section 3861

These standards require all financial instruments to be classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments within its scope, including derivatives, are to be included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Depending on the classification, changes in fair value are to be recognized in the statements of operations and comprehensive income.

All held-for-trading and available-for-sale financial instruments are recorded on the balance sheet at fair value. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire held-for-trading financial instruments are recorded to the Consolidated Statements of Loss. Transaction costs incurred to acquire all other financial instruments are included in the underlying balance.

The Company’s financial instruments include cash, term deposit, receivables, accounts payables and accrued liabilities, and amounts due to related parties. Cash and cash equivalents are designated as held-for-trading. All other financial instruments are either loans and receivables, or other financial liabilities and are recorded at cost. The fair value of these financial instruments approximates their carrying value due to their short term nature and capacity of prompt liquidation. Therefore, the adoption of Section 3855 and 3861 had no impact on the Company’s financial statements.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. The Company currently does not have any hedges.

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.

Comprehensive income is the change in net assets that results from transactions, events and circumstances from sources other than shareholders and includes items such as unrealized gains or losses on available-for-sale investments. Accumulated other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized. The adoption of Section 1530 had no material impact on the Company’s financial statements.

BCM RESOURCES CORP.
Notes to the Financial Statements
November 30, 2008 and August 31, 2008
(Unaudited)

4.	UNPROVEN MINERAL RIGHTS

Terrace, British Columbia, Canada

	August 31,	Additions	November 30
	2008		2008

Acquisition costs	$169,506	$50,000	$219,506
Assay	102,036	6,447	108,483
Camp and miscellaneous	238,603	-	238,603
Drilling	2,077,524	7,251	2,084,775
Geological	1,157,346	23,835	1,181,181
Mapping	101,870	-	101,870
Survey	180,906	-	180,906
Travel, helicopter and accommodation	744,678	17,713	762,391
Mineral exploration tax credit claim	(389,591)	-	(389,591)

Balance, end of year	$4,382,878	$105,246	$4,488,124

The Company has an option agreement to earn a 100% interest in 10 mineral rights subject to a 1.5% net smelter return, of which, 0.75% can be acquired for $750,000 by paying $90,000 ($65,000 paid) and issuing 350,000 common shares (250,000 issued). The Company has also agreed to maintain the rights in good standing for a minimum of two years, at an estimated cost of $4,000.

5.	RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

a)	During the three months ended November 30, 2008, the President charged the Company $15,000 in management fees (2008 - $65,000). At November 30, 2008 the Company owes $2,909 (2008 - $2,909).

b)	During the three months ended November 30, 2008, a Director charged the Company $15,000 in consulting fees (2008 - $65,000).

BCM RESOURCES CORP.
Notes to the Financial Statements
November 30, 2008 and August 31, 2008
(Unaudited)

7.	EQUIPMENT

		November 30,		August 31,
		2008		2008
	Cost	Accumulated	Net	Net
		Amortization

Computer equipment	$4,796	$2,913	$1,883	$2,122
Software	11,530	11,530	-	-
Office furniture	24,706	9,402	15,304	16,109

	$41,032	$23,845	$17,187	$18,231

8.	SHARE CAPITAL

a)	The authorized share capital of the Company consists of an unlimited number of common shares.

Issued:	Number of		Contributed
	Shares	Amount	Surplus
Balance, August 31, 2007	12,000,511	5,601,686	672,304

Mineral property acquisition	75,000	37,500	-
Flow-through renounced	-	(465,000)	-

Balance, August 31, 2008	12,075,511	$5,174,186	$672,304
Mineral property acquisition	100,000	50,000	-

Balance, November 30, 2008	12,175,511	$5,224,186	$672,304

During the three months ending November 30, 2008:

On October 9, 2008 the Company issued 100,000 common shares pursuant to the mineral property option agreement. The shares are valued at $0.50 each.

b)	Stock-based compensation and share purchase options

The Company recorded stock-based compensation for the three months ending November 30, 2008 of $nil (2008 - $nil).

The fair values of stock-based compensation and share issue costs are estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.9% to 4%; an expected life of 1 to 5 years; an expected volatility of 87% to 92%; and no expectation for the payment of dividends.

BCM RESOURCES CORP.
Notes to the Financial Statements
November 30, 2008 and August 31, 2008
(Unaudited)

8.	SHARE CAPITAL (continued)

Option pricing models require the input of highly-subjective assumptions, particularly as to the expected price volatility of the stock and the expected life of the option. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

The continuity of share purchase options is as follows:

	November 30, 2008		August 31, 2008
	Number of	Weighted	Number of	Weighted
	Shares	Price $	Shares	Price $

Opening balance	1,035,000	0.85	1,035,000	0.85
Granted	-	-	-	-
Exercised/cancelled	-	-	-	-
Balance of options at end of the period	1,035,000	0.85	1,035,000	0.85
Weighted remaining life in years	3.07		3.32

c)	Share purchase warrants

The continuity of share purchase warrants is as follows:

	November 30, 2008		August 31, 2008
		Weighted	Number of	Weighted
	Shares	Price $	Shares	Price $

Opening balance	-	-	2,170,490	0.90
Granted	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	(2,170,490)	(0.90)
Balance of warrants at end of the period	-	-	-	-
Remaining life in years	0.00		0.00

9.	SUBSEQUENT EVENTS - the company received the tax credits receivable of $389,591.